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As filed with the Securities and Exchange Commission on January 14, 2002

Schedule TO
Tender Offer Statement
Under Section 14(D)(1) or 13(E)(1) of the Securities Exchange Act of 1934

Matrix Pharmaceutical, Inc.
(Name of Subject Company)

Chiron Corporation and
Manon Acquisition Corp.
a wholly owned subsidiary of
Chiron Corporation
(Name of Filing Persons)

Common Stock,
and the associated Preferred Stock purchase rights
(Title of Class of Securities)

576844104
(CUSIP Number of Class of Securities)

William G. Green, Esq.
Senior Vice President, General Counsel and Secretary
Chiron Corporation
4560 Horton Street
Emeryville, CA 94608
(510) 655-8750

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Alison S. Ressler, Esq.
Sullivan & Cromwell
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee

$62,077,235.87	$12,415.45

(1)
Based on the offer to purchase all of the outstanding shares of common stock of Matrix Pharmaceutical, Inc. at a purchase price of $2.21 cash per share, 26,537,830 shares outstanding, 1,423,282 shares issuable pursuant to in-the-money (based on the $2.21 purchase price) options to acquire Matrix common stock, an estimated 55,008 shares of Matrix common stock issuable under Matrix's employee stock purchase plan and an estimated 73,127 shares of Matrix common stock issuable under Matrix's 401(k) plan, in each case as of January 10, 2002.

/ /  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:  N/A
   Form or Registration No.:  N/A
   Filing Party:  N/A
   Date Filed:  N/A

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Tender Offer Statement on Schedule TO relates to the commencement by Manon Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Chiron Corporation, a Delaware corporation ("Parent"), of its offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Matrix Pharmaceutical, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of May 18, 1995 (the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A. (the Common Stock and the Rights together being referred to herein as the "Shares") at a price of $2.21 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2).

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 10. FINANCIAL STATEMENTS.

    (a)
    Financial information. Not applicable.

    (b)
    Pro forma information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    (b)
    Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

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ITEM 12. EXHIBITS.

    The following documents are attached as exhibits to this Schedule TO:

(a)(1)	Offer to Purchase, dated January 14, 2002.
(a)(2)	Letter of Transmittal.
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(7)	Form of Letter to Participants in the 401(k) Profit Sharing Plan of Matrix Pharmaceutical, Inc.
(a)(8)	Summary newspaper advertisement, dated January 14, 2002. Published in The Wall Street Journal.
Exhibit (b)	None.
Exhibit (d)(1)	Agreement and Plan of Merger, dated as of January 6, 2002, among Parent, Merger Sub and the Company.
Exhibit (d)(2)	Confidentiality Agreement, dated October 3, 2001, between Parent and the Company.
Exhibit (g)	None.
Exhibit (h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

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SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2002

MANON ACQUISITION CORP.
By:	/s/ WILLIAM G. GREEN Name: William G. Green Title: Vice President and Secretary
CHIRON CORPORATION
By:	/s/ WILLIAM G. GREEN Name: William G. Green Title: Senior Vice President, Secretary and General Counsel

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